Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-589-2285
Orion Engineered Carbons S.A. Announces
First Quarter 2019 Financial Results
Houston, TX - May 2, 2019 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced first quarter 2019 financial results
First Quarter 2019 Highlights

•	Net Income of $19.0 million and basic EPS of $0.32 versus $26.8 million and $0.45 in first quarter of 2018

•	Adjusted EPS[1] of $0.40

•	Cash flow from operations of $26.2 million

•	Total Carbon Black volumes decreased 8.2% (decreased 4.0% allowing for plant consolidation in South Korea)
to 262.8 kmt against first quarter of 2018 but increased 2.6% compared to fourth quarter 2018 volumes of 256.2 kmt.

•
Revenue of $384.7 million and Adjusted EBITDA[1] of $64.6 million down from $406.7 million and $76.0 million in the first quarter of 2018, with Specialty Carbon Black Adjusted EBITDA of $29.4 million and Rubber Carbon Black Adjusted EBITDA of $35.2 million. Revenues and Adjusted EBITDA at fourth quarter 2018 levels

•	Specialty Carbon Black Adjusted EBITDA margin of 22.3% and Rubber Carbon Black Adjusted EBITDA margin of 13.9%

[1]	See below for a reconciliation of non-GAAP financial measures to the most directly comparable US-GAAP measures

“We had a challenging first quarter, with our results coming in at levels similar to fourth quarter 2018, reflecting suboptimal market conditions for us and the chemical industry as a whole. Despite the challenges, destocking appears to have slowed and we have successfully progressed key marketing initiatives, allowing us to gain more stable footing heading into the balance of the year,” said Corning Painter, Chief Executive Officer. “We remain keenly focused on our path going forward. In our Specialty business, we anticipate modest volume recovery to be sustained, which will simultaneously improve our mix. Our view is supported by broader indications of a general recovery in China, in part driven by government stimulus programs and more constructive customer sentiment. For our Rubber Black segment, we are making good progress in the China market. We expect the modest volume recovery we have recently seen across both businesses, combined with cost, pricing, and other key initiatives, will drive improved quarterly performance on a go forward basis.”

ORION ENGINEERED CARBONS
	Q1 2019	Q1 2018	Y-o-Y Comparison in %
Volume (kmt)	262.8	286.1	(8.2)%
Revenue in USD million	384.7	406.7	(5.4)%
Contribution Margin in USD million	136.3	150.2	(9.2)%
Contribution Margin per metric ton in USD	518.7	524.8	(1.2)%
Income from Operations (EBIT) in USD million	34.7	45.3	(23.5)%
Adjusted EBITDA in USD million	64.6	76.0	(15.0)%
Net Income in USD million	19.0	26.8	(29.2)%
Basic EPS in USD (1)	0.32	0.45	$(0.13)
Adjusted EPS in USD (2)	0.40	0.58	$(0.18)

(1)	Basic EPS calculated using Net Income and weighted number of shares outstanding in the respective quarter.

(2)
Adjusted EPS calculated using Net Income for the respective quarter adjusted for amortization of acquired intangible assets, amortization of transaction costs and foreign currency effects impacting financial results and other adjustment items and restructuring expenses (all adjustments on a net of tax basis assuming group tax rate) and weighted number of shares outstanding in the respective quarter.

First Quarter 2019 Overview
Total volumes decreased by 8.2%, or 23.3 kmt, to 262.8 kmt compared to prior year. Adjusted for the plant consolidation in South Korea volumes decreased by 4.0% versus prior year, reflecting weaker demand in both segments largely due to a slowdown in demand in China and some rubber grades in Europe. Weakened demand especially in the early part of the quarter, resulted in significant destocking of customer inventories in China as well as other regions especially of higher valued grades. Volumes versus the fourth quarter of 2018, increased by 2.6%.
Revenue decreased by $22.0 million, or 5.4%, to $384.7 million versus prior year primarily as a result of the volume decrease and foreign exchange translation effects, which were partially offset by price increase particularly in the Rubber segment and the pass through of higher feedstock costs. Revenue was essentially unchanged versus the fourth quarter of 2018.
Contribution Margin decreased by $13.9 million, or 9.2%, to $136.3 million, reflecting the decrease in volumes, foreign exchange rate translation effects, negative feedstock differentials and mix significantly offset by base price increases mainly in Rubber. Sequentially versus the fourth quarter of 2018 contribution margin rose by 5.3% reflecting the increase in sequential volumes as well as increased prices particularly for Rubber.
Income from operations decreased by $10.6 million, or 23.5%, to $34.7 million, essentially in line with Contribution Margin, offset by lower fixed costs in part due to foreign exchange translation effects.
Adjusted EBITDA decreased by $11.4 million, or 15.0% to $64.6 million, reflecting the decrease in Contribution Margin partially offset by lower selling, general and administrative expenses. On a sequential basis adjusted EBITDA remained essentially at the level of the fourth quarter of 2018.
Net Income decreased by $7.8 million to $19.0 million.

Quarterly Business Results

SPECIALTY CARBON BLACK
	Q1 2019	Q1 2018	Y-o-Y Comparison in %
Volume (kmt)	64.0	69.1	(7.4)%
Revenue in USD million	131.6	141.7	(7.1)%
Gross Profit in USD million	41.4	54.0	(23.3)%
Gross Profit/metric ton in USD	647.1	781.2	(17.2)%
Adjusted EBITDA in USD million	29.4	40.3	(27.1)%
Adjusted EBITDA/metric ton in USD	459.6	583.8	(21.3)%
Adjusted EBITDA Margin (%)	22.3	28.5
Volumes for the Specialty Carbon Black business decreased by 7.4% in the first quarter of 2019 from 69.1 kmt in the first quarter of 2018, mainly as a result of a slump in market demand in large part in China during the first part of the quarter. Volumes were up by 5.3% however against the fourth quarter of 2018 particularly in Europe.
Revenues decreased by $10.1 million, or 7.1% to $131.6 million in the first quarter of 2019, mainly due to lower volumes, negative foreign exchange rate translation effects as well as negative mix impacts partially offset by base price increases. Revenue sequentially against the fourth quarter of 2018 increased by 3.7%.
Gross Profit decreased by $12.6 million, or 23.3% to $41.4 million due to the lower sales volumes and foreign exchange rate translation effects and negative product mix partially offset by base price increases. Gross profit was up 5.8% against the fourth quarter of 2018 reflecting the pick-up in volumes and base prices.
Adjusted EBITDA decreased by $10.9 million, or 27.1%, to $29.4 million reflecting the decrease in Gross Profit and slightly lower fixed costs year over year. Accordingly, the Adjusted EBITDA margin decreased 620 basis points to 22.3%. Compared to the fourth quarter of 2018, Adjusted EBITDA was essentially unchanged.

RUBBER CARBON BLACK
	Q1 2019	Q1 2018	Y-o-Y Comparison in %
Volume (kmt)	198.8	217.0	(8.4)%
Revenue in USD million	253.1	265.0	(4.5)%
Gross Profit in USD million	56.6	58.4	(3.2)%
Gross Profit/metric ton in USD	284.5	269.2	5.7%
Adjusted EBITDA in USD million	35.2	35.7	(1.4)%
Adjusted EBITDA/metric ton in USD	176.9	164.3	7.7%
Adjusted EBITDA Margin (%)	13.9	13.5
Rubber Blacks volumes declined by 18.2 kmt, or 8.4%, respectively 2.8%, allowing for the consolidation of our plants in South Korea volumes. This decline was mainly attributable to reduced mechanical rubber goods volumes in China and to a lesser extent in Europe. On a sequential basis, volumes increased by 1.7% versus the fourth quarter of 2018.
Revenue decreased by $11.9 million, or 4.5% to $253.1 million primarily due to lower volumes and negative foreign exchange rate translation effects partially offset by the pass through of higher feedstock costs to customers and base price increases.

Sequentially revenue declined by 2.3%, mostly as a result of the pass through of lower feedstock prices, which offset the increase in volumes and base prices.
Gross profit decreased by $1.8 million, or 3.2% to $56.6 million as a result of lower volumes in part due to the plant consolidation in South Korea and foreign exchange translation effects partially offset by base price increases and efficiency gains. Sequentially gross profit remained essentially unchanged versus the fourth quarter of 2018 with base price increases in 2019 being offset by increased negative feedstock differentials.
Rubber Adjusted EBITDA decreased by $0.5 million, or 1.4%, to $35.2 million reflecting the development of gross profit, partially offset by lower selling expenses. Adjusted EBITDA margin was 13.9% in the first quarter of 2019 compared to 13.5% in the first quarter of 2018. Sequentially, Adjusted EBITDA was down by 0.7% versus the fourth quarter of 2018.
Balance Sheet and Cash Flow
As of March 31, 2019, the Company had cash and cash equivalents of $60.9 million, an increase of $3.9 million from December 31, 2018. The Net Debt represents a LTM Adjusted EBITDA multiple of 2.25 times, compared to 2.16 times at the year ended December 31, 2018.
The following table shows our current net debt position as of March 31, 2019 compared to December 31, 2018:

	March 31, 2019	December 31, 2018
Term loans	$641.1	$650.0
Capitalized transaction costs (long-term)	(5.8)	(6.3)
Long-term financial debt, net	$635.3	$643.7
Term loans (current)	$8.1	$8.1
Capitalized transaction costs (current)	(1.4)	(1.5)
Short term local bank loans	23.1	28.6
Other short term financial liabilities	24.8	5.7
Short-term financial debt, net	$54.6	$41.0
Cash and cash equivalents	$60.9	$57.0
add-back capitalized transaction costs (long-term and current)	$(7.2)	$(7.7)
Net Debt 1)	$636.2	$635.5

1)	Long-term financial debt, net plus short-term financial debt, net less cash and cash equivalents and add back of capitalized transaction costs
Capitalized transaction costs as well as non-current debt from financial derivatives and other non-current liabilities are disregarded in computing net indebtedness under our lending agreements.
Cash inflows from operating activities in the first quarter of 2019 amounted to $26.2 million, consisting in particular of a consolidated profit for the period of $19.0 million, adjusted for depreciation and amortization of $24.1 million with other impacts almost offsetting each other. Net working capital totaled $282.8 million as of March 31, 2019, compared to $282.9 million as of December 31, 2018. Net Working Capital at the end of the first quarter of 2019 ended at 68 days.
Cash outflows from investing activities in the first quarter of 2019 amounted to $22.5 million reflecting capital expenditure for improvements in the manufacturing network, related to the Specialty expansion in Ravenna, Italy and investments in order to comply with the settlement agreement with the US EPA, which is subject to a claim for reimbursement from Evonik AG. Cash inflows for financing activities for the first quarter of 2019 amounted to $0.3 million, consisting primarily of the quarterly dividend, the regular interest payment and debt repayment offset by local short term borrowings.

Subsequent Event
Effective in April 2019, the Company chose to refinance its revolving credit facility (RCF) with the primary aim to extend its maturity to April 2024 consistent with the Term Loan B facility (July 2024). The opportunity was taken at this time to also upsize the RCF from EUR175 million to EUR250 million, while reducing interest rate costs by 60 bps, on the back of strong subscription demand from participating banks.

2019 Outlook
“Despite a challenging start to the year, we saw some recovery towards the end of Q1 in base volumes and premium grades as well as more confident customer sentiment”, Mr. Painter said. “At the same time, we have launched a profit improvement program and continue to work on pricing excellence; a key initiative that we remain committed to executing. We anticipate that business demand will improve from Q1 levels over the course of the year as we have also started to see indications of improvement in China. Consistent with our previous expectations and further supported by recent positive trends, we are reiterating our outlook for full year Adjusted EBITDA for 2019 to be in the range of $280 million to $300 million. This outlook is based on the assumptions that oil prices, exchange rates and feedstock impacts will not materially change from average levels seen the first quarter of 2019.

We expect depreciation and amortization to be approximately $95 million, with our tax rate expectation for 2019 on pre-tax income at 30.1%. Our basic share count at the end of 2019 is expected to be 60 million shares with no decision about any share buyback in 2019.
In terms of other areas of guidance, we are currently pacing our capital expenditures for 2019 to be approximately $150 million, comprising of base capex, the already announced specialty line investment in Ravenna, Italy, as well as the US EPA settlement related capex, which is estimated to be around $80 million before any reimbursement to us by Evonik for this expenditure. As we actively evaluate our capital allocation strategy, we are committed to remaining within our leverage targets and keeping our dividend stable, as our strong and efficient financing structure supports these costs.”

In conclusion Mr. Painter said, “We believe destocking is largely behind us now. We remain focused on executing in the current environment: pacing our capital spend in line with business results, cost leadership, value pricing, channel management, operational excellence, debottlenecking high margin products, getting new products qualified, and strengthening our liquidity. We look forward to executing our strategic and financial plan and driving improving results through the course of the year.”

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, May 3rd 2019, at 8:30 a.m. (EST). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through May 10th, 2019:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13690001
Additionally, an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the Company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites. The group has approximately 1,450 employees worldwide. For more information, please visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains and refers to certain forward-looking statements with respect to our financial condition, results of operations and business. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and other words of similar meaning.

These forward-looking statements include, without limitation, statements about the following matters: • our strategies for (i) strengthening our position in specialty carbon blacks and rubber carbon blacks, (ii) increasing our rubber carbon black margins and (iii) strengthening the competitiveness of our operations; • the installation of pollution control technology in our U.S. manufacturing facilities pursuant to the EPA consent decree described herein; • the outcome of any in-progress, pending or possible litigation or regulatory proceedings; and • our expectation that the markets we serve will continue to grow.

All these forward-looking statements are based on estimates and assumptions that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements. There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among others: • negative or uncertain worldwide economic conditions;• volatility and cyclicality in the industries in which we operate; • operational risks inherent in chemicals manufacturing, including disruptions as a result of severe weather conditions and natural disasters; • our dependence on major customers; • our ability to compete in the industries and markets in which we operate; • our ability to develop new products and technologies successfully and the availability of substitutes for our products; • our ability to implement our business strategies; • volatility in the costs and availability of raw materials(including but not limited to any and all effects from restrictions imposed by the MARPOL convention and respective International Maritime Organization (IMO) regulations in particular to reduce sulphur oxides (SOx) emissions from ships) and energy; • our ability to realize benefits from investments, joint ventures, acquisitions or alliances; • our ability to realize benefits from planned plant capacity expansions and site development projects and the potential delays to such expansions and projects; • information technology systems failures, network disruptions and breaches of data security; • our relationships with our workforce, including negotiations with labor unions, strikes and work stoppages; • our ability to recruit or retain key management and personnel; • our exposure to political or country risks inherent in doing business in some countries; • geopolitical events in the European Union, and in particular a “no-deal Brexit” which may impact the Euro; • environmental, health and safety regulations, including nanomaterial and greenhouse gas emissions regulations, and the related costs of maintaining compliance and addressing liabilities; • possible future investigations and enforcement actions by governmental or supranational agencies; • our operations as a company in the chemical sector, including the related risks of leaks, fires and toxic releases; • market and regulatory changes that may affect our ability to sell or otherwise benefit from co-generated energy; • litigation or legal proceedings, including product liability and environmental claims; • our ability to protect our intellectual property rights and know-how; • our ability to generate the funds required to service our debt and finance our operations; • fluctuations in foreign currency exchange and interest rates; • the availability and efficiency of hedging; • changes in international and local economic conditions, including with regard to the Euro, dislocations in credit and capital markets and inflation or deflation; • potential impairments or write-offs of certain assets; • required increases in our pension fund contributions; • the adequacy of our insurance coverage; • changes in our jurisdictional earnings mix or in the tax laws or accepted interpretations of tax laws in those jurisdictions; • our indemnities to and from Evonik ; • challenges to our decisions and assumptions in assessing and complying with our tax obligations; • our status as a foreign private issuer; and • potential difficulty in obtaining or enforcing judgments or bringing actions against us in the United States.

You should not place undue reliance on forward-looking statements. We present certain financial measures that are not prepared in accordance with Generally Accepted Accounting Standards (US GAAP) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies.  These non-US GAAP measures are Contribution Margin, Contribution Margin per Metric Ton, Adjusted EBITDA, Adjusted EPS, Net Working Capital and Capital Expenditures. Adjusted EBITDA, Adjusted EPS, Contribution Margins and Net Working Capital are not measures of performance under US GAAP and should not be considered in isolation or construed as substitutes for revenue, consolidated profit (loss) for the period, operating result (EBIT), gross profit or other US GAAP measures as an indicator of our operations in accordance with US GAAP. For a reconciliation of these non-US GAAP financial measures to the most directly comparable US GAAP measures, see Appendix.

Forward-looking Adjusted EBITDA and Adjusted EPS included in this presentation are not reconcilable to their respective most directly comparable US GAAP measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our US GAAP reported results for the guidance period.

Reconciliation of Non-GAAP Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with Generally Accepted Accounting Standards (“US-GAAP”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. We refer to to these measures as “non-GAAP” financial measures. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under US-GAAP. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other US-GAAP-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is as well a non-GAAP financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.

The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable GAAP measure:

Reconciliation of profit or (loss)	First Quarter
	2019	2018
	(In thousands)
Net income	$18,954	$26,754
Add back income tax expense	9,439	10,346
Add back equity in earnings of affiliated companies, net of tax	(137)	(149)
Income from operations before income taxes and equity in earnings of affiliated companies	28,256	36,951
Add back interest and other financial expense, net	6,443	8,382
Income from operations (EBIT)	34,699	45,333
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	24,095	24,790
EBITDA	58,794	70,123
Equity in earnings of affiliated companies, net of tax	137	149
Restructuring expenses (1)	89	1,266
Consulting fees related to Company strategy (2)	1,243	884
Long term incentive plan	3,553	3,100
Other adjustments (3)	751	470
Adjusted EBITDA	$64,567	$75,992

(1)	Restructuring expenses for the period ended March 31, 2019 and 2018, respectively, are related to our strategic realignment of our worldwide Rubber footprint.

(2)
Consulting fees related to the Orion strategy include external consulting for establishing and executing Company strategies relating to Rubber footprint realignment, conversion to US dollar and US GAAP, as well as costs relating to our assessment of feasibility for inclusion in certain US indices.

(3)
Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the period ended March 31, 2019 and 2018, respectively, primarily relate to costs to meet the EPA requirements.

Adjusted EPS	First Quarter
	2019	2018
	(In thousands)
Net Income	$18,954	$24,228
Catch up net income impact due to USGAAP conversion	—	2,526
add back NRIs and Ambes Impairment	1,994	1,354
add back restructuring income/expenses, net	89	1,266
add back LTIP	3,553	3,100
add back amortization	2,448	4,002
add back foreign exchange rate impacts	(1,439)	399
Amortization of transaction costs	341	203
Catch up transaction cost impact due to USGAAP conversion	—	292
Tax effect on add back items at 30.0% estimated tax rate	(2,096)	(3,185)
Adjusted net income	$23,844	$34,185

Total add back items	$4,890	$7,431
Impact add back items (USD per share)	$0.08	$0.13
+ Earnings per share (USD per share), basic	$0.32	$0.45
Adjusted EPS (USD per share)	$0.40	$0.58
Forward-looking Adjusted EBITDA included in this release is not reconcilable to the most directly comparable GAAP measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our GAAP reported results for the guidance period.

Condensed consolidated statements of operations of Orion Engineered Carbons S.A.
for the the three months ended March 31, 2019 and 2018

	Three months ended March 31,
	2019	2018
	(In thousands)
Net sales	$384,714	$406,699
Cost of sales	286,745	294,296
Gross profit	97,969	112,403
Selling, general and administrative expenses	55,577	58,911
Research and development costs	5,129	5,061
Other (income)/expenses, net	2,475	1,832
Restructuring expenses	89	1,266
Income from operations	34,699	45,333
Interest and other financial expense, net	6,443	8,382
Income from operations before income taxes and equity in earnings of affiliated companies	28,256	36,951
Income tax expense	9,439	10,346
Equity in earnings of affiliated companies, net of tax	137	149
Net income	$18,954	$26,754

Weighted-average shares outstanding (in thousands of shares):
Basic	59,518	59,320
Diluted	61,113	60,926
Earnings per share (USD per share):
Basic	$0.32	$0.45
Diluted	$0.31	$0.44

Condensed consolidated statements of financial position of Orion Engineered Carbons S.A.
as at March 31, 2019 and December 31, 2018

				March 31, 2019	December 31, 2018
				(In thousands, except share data)
Current assets
Cash and cash equivalents				$60,921	$57,016
Accounts receivable, net of reserve for doubtful accounts
of	$5,175	and	$5,081	272,793	262,821
Other current financial assets				13,238	12,573
Inventories				173,542	183,629
Income tax receivables				22,228	24,342
Prepaid expenses and other current assets				35,850	34,938
Total current assets				578,572	575,319
Property, plant and equipment - net				452,451	483,534
Operating lease right-of-use assets				30,452	—
Goodwill				54,503	55,546
Intangible assets - net				88,976	95,245
Investment in equity method affiliates				5,368	5,332
Deferred income tax assets				57,244	52,395
Other financial assets				2,918	2,723
Other assets				2,883	2,928
Total non-current assets				694,795	697,703
Total assets				$1,273,367	$1,273,022

Current liabilities
Accounts payable	$163,510	$163,585
Current portion of long term debt and other financial liabilities	54,565	41,020
Current portion of employee benefit plan obligation	839	855
Accrued liabilities	34,911	56,297
Income taxes payable	27,940	28,086
Other current liabilities	37,731	30,493
Total current liabilities	319,496	320,336
Long-term debt, net	635,264	643,748
Employee benefit plan obligation	59,705	60,377
Deferred income tax liabilities	46,740	45,504
Other liabilities	43,372	44,161
Total non-current liabilities	785,081	793,790

Stockholders' equity
Common stock
Authorized: 89,452,626 and 89,452,626 shares with no par value
Issued – 60,035,579 and 60,035,579 shares with no par value
Outstanding – 59,518,498 and 59,518,498 shares	84,254	84,254
Less cost of 517,081 and 517,081 shares of common treasury stock	(8,683)	(8,683)
Additional paid-in capital	67,097	63,544
Retained earnings	46,459	39,409
Accumulated other comprehensive income/(loss)	(20,337)	(19,628)
Total stockholders' equity	168,790	158,896
Total liabilities and stockholders' equity	$1,273,367	$1,273,022

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the three months ended March 31, 2019 and 2018

	Three months ended March 31,
	2019	2018
	(In thousands)
Cash flows from operating activities:
Net income	$18,954	$26,754
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment and amortization of intangible assets	24,095	24,790
Amortization of debt issuance costs	535	655
Share-based incentive compensation	3,553	3,100
Deferred tax (benefit)/provision	(2,913)	3
Foreign currency transactions	935	(2,862)
Other operating non-cash expenses	1,028	432
Changes in operating assets and liabilities
(Increase)/decrease in trade receivables	(12,623)	(47,848)
(Increase)/decrease in inventories	7,946	(11)
Increase/(decrease) in trade payables	3,868	11,958
Increase/(decrease) in provisions	(20,821)	(13,328)
Increase/(decrease) in tax liabilities	1,748	6,762
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	(134)	10,983
Net cash provided by operating activities	26,171	21,388
Cash flows from investing activities:
Cash paid for the acquisition of intangible assets and property, plant and equipment	(22,487)	(25,930)
Net cash used in investing activities	(22,487)	(25,930)
Cash flows from financing activities:
Repayments of long-term debt	(2,018)	(2,134)
Cash inflows related to current financial liabilities	37,082	5,073
Cash outflows related to current financial liabilities	(22,823)	—
Dividends paid to shareholders	(11,904)	(11,864)
Net cash provided by (used in) financing activities	337	(8,925)
Increase (decrease) in cash, cash equivalents and restricted cash	4,021	(13,467)
Cash, cash equivalents and restricted cash at the beginning of the period	61,604	75,213
Effect of exchange rate changes on cash	(200)	976
Cash, cash equivalents and restricted cash at the end of the period	65,425	62,722
Less restricted cash at the end of the period	4,504	3,008
Cash and cash equivalents at the end of the period	$60,921	$59,714
Cash paid for interest, net	6,024	5,908
Cash paid for income taxes	8,764	3,581
Supplemental disclosure of Non-cash activity
Liabilities under built-to-suit lease	—	7,165
Liabilities for leasing - current	5,144	—
Liabilities for leasing - non-current	25,587	21,492